# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BENTLEY SYSTEMS INC, CIK 0001031308
CUSIP: 08265T208
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 685 STOCKTON DRIVE, EXTON, Pennsylvania (PA), 19341
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897101-24-000067
Filed by CIK 0001968278

## Reporting persons
- Bentley Corinne Patricia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 45,475,146; shared voting power 1,106,368; sole dispositive power 45,475,146; shared dispositive power 1,106,368; aggregate amount beneficially owned 46,581,514 (16% of the class)
  Comment: Shares owned reflects (a) 100,000 shares of Class B common stock owned individually by the Reporting Person, (b) 1,106,368 shares of Class B common stock held jointly with the Reporting Person's spouse, (c) 12,696,921 shares of Class B common stock held through a grantor retained annuity trust of which the Reporting Person is trustee and as to which the Reporting Person's spouse is entitled to annuity payments and shares voting but not dispositive power, and (d) 32,678,225 shares of Class B common stock held directly by 21 family trusts of which the Reporting Person is trustee. The Reporting Person disclaims beneficial ownership of any other shares of Class B common stock beneficially owned by her spouse.
  
  16.0% is based on 291,190,420 shares of Class B common stock outstanding as of as of March 31, 2025, as disclosed in the Proxy Statement on Schedule 14A as filed by the Issuer with the Securities and Exchange Commission on April 11, 2025. There were 11,537,627 shares of Class A common stock outstanding as of March 31, 2025. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. The percentage reported excludes the Class A common stock. After giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, the Reporting Person has sole or shared voting power with respect to 7.4% of the Issuer's common stock and sole or share dispositive power with respect to 15.4% of the Issuer's common stock.

## Item 1. Issuer
Name of issuer: BENTLEY SYSTEMS INC
Address of issuer's principal executive offices: 685 Stockton Drive, Exton, PA 19341

## Item 2. Person Filing
Name of person filing: Corinne Patricia Bentley
Address of principal business office or, if none, residence: c/o Bentley Systems, Incorporated, 685 Stockton Drive, Exton, Pennsylvania 19341
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 46,581,514
Percent of class:
16%

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 291,190,420 shares of Class B common stock outstanding as of as of March 31, 2025, as disclosed in the Proxy Statement on Schedule 14A as filed by the Issuer with the Securities and Exchange Commission on April 11, 2025.
Sole power to vote or to direct the vote: 45,475,146
Shared power to vote or to direct the vote: 1,106,368
Sole power to dispose or to direct the disposition: 45,475,146
Shared power to dispose or to direct the disposition: 1,106,368

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bentley Corinne Patricia: /s/ Corinne Patricia Bentley, Corinne Patricia Bentley (04/24/2025)